Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Third Quarter 2025 Results

Or Yehuda, Israel – November 4, 2025 - AudioCodes (NASDAQ: AUDC) Press Release

Highlights

●	Quarterly revenues increase by 2.2% year-over-year to $61.5 million;

●	Services revenues for the quarter were $30.9 million and accounted for 50.3% of total revenues;

●	GAAP results:

○	Quarterly GAAP gross margin was 65.5%;

○	Quarterly GAAP operating margin was 6.6%;

○	Quarterly GAAP EBITDA was $5.2 million;

○	Quarterly GAAP net income was $2.7 million, or $0.10 per diluted share.

●	Non-GAAP results:

○	Quarterly Non-GAAP gross margin was 65.8%;

○	Quarterly Non-GAAP operating margin was 9.5%;

○	Quarterly Non-GAAP EBITDA was $6.9 million;

○	Quarterly Non-GAAP net income was $4.9 million, or $0.17 per diluted share.

●	Net cash provided by operating activities was $4.1 million for the quarter.

●	AudioCodes repurchased 1,267,436 of its ordinary shares during the quarter at an aggregate cost of $12.7 million.

AudioCodes Reports Third Quarter 2025 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a global leader in enterprise voice and VoiceAI business solutions, today announced its financial results for the third quarter ended September 30, 2025.

Revenues for the third quarter of 2025 were $61.5 million compared to $60.2 million for the third quarter of 2024.

EBITDA for the third quarter of 2025 was $5.2 million compared to $5.9 million for the third quarter of 2024.

On a Non-GAAP basis, EBITDA for the third quarter of 2025 was $6.9 million compared to $7.9 million for the third quarter of 2024.

Net income was $2.7 million, or $0.10 per diluted share, for the third quarter of 2025 compared to net income of $2.7 million, or $0.09 per diluted share, for the third quarter of 2024.

On a Non-GAAP basis, net income was $4.9 million, or $0.17 per diluted share, for the third quarter of 2025 compared to $4.9 million, or $0.16 per diluted share, for the third quarter of 2024.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (iv) tax impact which relates to our Non-GAAP adjustments; and (v) in Q1 2024 non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $4.1 million for the third quarter of 2025. Cash and cash equivalents, short-term bank deposits, long and short-term marketable securities, and long-term financial investments were $79.7 million as of September 30, 2025 compared to $93.9 million as of December 31, 2024. The decrease in cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2025. This was partially offset by cash generated from operating activities.

AudioCodes Reports Third Quarter 2025 Results	Page 2 of 10

AudioCodes Press Release

“I am pleased to report that we delivered a strong third quarter, which highlights our commitment to our strategic priorities and our ongoing transformation into an AI-driven, hybrid cloud software and services company,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. This quarter’s success was driven by ongoing momentum across our two primary growth engines: the Live family of services for Unified Communications and Collaboration (UCC) and Contact Center (CX) connectivity and conversational AI (CAI) business.

One of the standout achievements this quarter was the impressive 50% growth in our CAI business, which keeps us on track to achieve a 40%-50% growth for the entire year of 2025. Combined, these two units propelled our Annual Recurring Revenue (ARR) to $75 million by the end of the third quarter, marking a significant 25% year-over-year increase and setting us up well to meet our full-year target of $78-$82 million.

The recent launch of our Live Platform has already borne fruit, as we secured a landmark agreement with a tier-1 system integrator. This agreement covers managed connectivity services for all major UC/CX systems and opens up exciting opportunities for cross-selling value-added solutions. Moreover, our Voice AI Connect and Live Hub, the conversational AI enablement services, delivered outstanding results, propelled by a high number of new logo wins and significant expansions within our existing customer base.

Shifting our focus to conversational AI, our new service, Meeting Insights On-Prem (Mia OP), made noteworthy advancements during the quarter. Our leading position in Israel was further solidified by being awarded a contract under Project Nimbus, the Israeli government’s multi-year cloud migration initiative. Additionally, we launched sales efforts in the US during the third quarter and have witnessed strong customer interest in Mia OP beyond the government sector in Israel.

Overall, we executed well on our business priorities. The increased investments in our Live platform and CAI over the past several quarters have significantly contributed to the record-breaking Live and conversational AI bookings this quarter. We remain steadfast in our commitment to investing in high-growth areas, which we believe will drive sustained top-line growth improvement in the medium term”, concluded Mr. Adlersberg.

AudioCodes Reports Third Quarter 2025 Results	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program and Cash Dividend

On July 29, 2025, the Company declared a cash dividend of 20 cents per share. The dividend, in the aggregate amount of approximately $5.6 million, was paid on August 28, 2025, to all of the Company’s shareholders of record on August 14, 2025.

During the quarter ended September 30, 2025, the Company acquired 1,267,436 of its ordinary shares under its share repurchase program for a total consideration of $12.7 million.

As of September 30, 2025, the Company had $1.7 million available under this approval for the repurchase of shares and/or declaration of cash dividend.

In October 2025, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through April 28, 2026.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company’s third quarter of 2025 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Third Quarter 2025 Results	Page 4 of 10

AudioCodes Press Release

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, X, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a global leader in enterprise voice and VoiceAI business solutions. We help organizations unlock the full value of voice, transforming every conversation, whether human or AI, into a strategic asset that drives better business outcomes. Our portfolio spans voice connectivity, unified communications and contact center integration, and next-generation voice AI applications that enhance collaboration, automate workflows and deliver real-time insights. With over 30 years of global experience and trusted by 65 of the Fortune 100, AudioCodes powers the intelligent enterprise, connecting people, platforms and data to move business forward.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance, product introductions and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to, the following: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular, including governmental undertakings to address such conditions; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades, the advent of artificial intelligence and the ability to manage changes in market conditions and evolving regulatory regimes, as applicable; possible need for additional financing; the ability to satisfy covenants in AudioCodes’ financing agreements; possible impacts and disruptions from AudioCodes’ acquisitions, including the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impacts attributable to any pandemic or other public health crisis on our business and results of operations; the effects of the current and any future hostilities involving Israel, including in the regions in which we or our counterparties operate, which may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and any other factors described in AudioCodes’ filings made with the U.S. Securities and Exchange Commission from time to time. AudioCodes assumes no obligation to update the information in this release.

©2025 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, AudioCodes One Voice, AudioCodes Meeting Insights, and AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Third Quarter 2025 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,925	$58,749
Short-term bank deposits	233	210
Short-term marketable securities	24,806	3,426
Trade receivables, net	68,474	56,016
Other receivables and prepaid expenses	19,476	13,012
Inventories	24,099	31,463
Total current assets	186,013	162,876

LONG-TERM ASSETS:
Long-term Trade receivables	$13,668	$15,753
Long-term marketable securities	2,456	28,518
Long-term financial investments	3,258	3,008
Deferred tax assets	8,844	9,838
Operating lease right-of-use assets	30,309	32,534
Severance pay funds	20,237	18,004
Total long-term assets	78,772	107,655

PROPERTY AND EQUIPMENT, NET	29,369	27,321

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,650	38,049

Total assets	$331,804	$335,901

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	10,181	7,543
Other payables and accrued expenses	27,772	25,823
Deferred revenues	44,785	38,438
Short-term operating lease liabilities	6,394	5,954
Total current liabilities	89,132	77,758

LONG-TERM LIABILITIES:
Accrued severance pay	$17,906	$16,387
Deferred revenues and other liabilities	20,024	19,434
Long-term operating lease liabilities	31,002	30,508
Total long-term liabilities	68,932	66,329

Total shareholders’ equity	173,740	191,814
Total liabilities and shareholders’ equity	$331,804	$335,901

AudioCodes Reports Third Quarter 2025 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues:
Products	$86,896	$84,647	$30,606	$27,750
Services	96,103	95,975	30,941	32,493
Total Revenues	182,999	180,622	61,547	60,243
Cost of revenues:
Products	33,086	34,123	11,150	11,380
Services	31,370	29,057	10,112	9,563
Total Cost of revenues	64,456	63,180	21,262	20,943
Gross profit	118,543	117,442	40,285	39,300
Operating expenses:
Research and development, net	39,087	39,780	13,188	12,666
Selling and marketing	57,318	52,427	18,942	17,607
General and administrative	11,832	12,146	4,094	4,155
Total operating expenses	108,237	104,353	36,224	34,428
Operating income	10,306	13,089	4,061	4,872
Financial income (expenses), net	586	(195)	64	(614)
Income before taxes on income	10,892	12,894	4,125	4,258
Taxes on income, net	(3,838)	(4,358)	(1,393)	(1,579)
Net income	$7,054	$8,536	$2,732	$2,679
Basic net earnings per share	$0.24	$0.28	$0.10	$0.09
Diluted net earnings per share	$0.24	$0.28	$0.10	$0.09
Weighted average number of shares used in computing basic net earnings per share (in thousands)	28,858	30,239	28,169	30,218
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	29,356	30,769	28,672	30,778

AudioCodes Reports Third Quarter 2025 Results	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
GAAP net income	$7,054	$8,536	$2,732	$2,679
GAAP net earnings per share	$0.24	$0.28	$0.09	$0.09
Cost of revenues:
Share-based compensation (1)	319	274	94	99
Amortization expenses (2)	366	366	122	122
Lease expenses (5)	-	304	-	-
	685	944	216	221
Research and development, net:
Share-based compensation (1)	1,127	1,642	398	471
Lease expenses (5)	-	342	-	-
	1,127	1,984	398	471
Selling and marketing:
Share-based compensation (1)	1,802	2,255	581	783
Amortization expenses (2)	33	33	11	11
Lease expenses (5)	-	38	-	-
	1,835	2,326	592	794
General and administrative:
Share-based compensation (1)	1,653	2,113	552	679
Lease expenses (5)	-	76	-	-
	1,653	2,189	552	679
Financial expenses (income):
Exchange rate differences (3)	1,310	(754)	392	55

Income taxes:
Taxes on income, net (4)	-	422	-	-
Non-GAAP net income	$13,664	$15,647	$4,882	$4,899
Non-GAAP diluted net earnings per share	$0.45	$0.50	$0.17	$0.16
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	30,094	31,534	29,437	31,480

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Tax impact which relates to our non-GAAP adjustments.
(5)	In Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$7,054	$8,536	$2,732	$2,679
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,096	2,788	1,183	1,004
Amortization of marketable securities premiums and accretion of discounts, net	312	885	115	270
Increase in accrued severance pay, net	(714)	(699)	(790)	(220)
Share-based compensation expenses	4,901	6,284	1,625	2,032
Decrease in deferred tax assets, net	708	826	401	762
Cash financial loss (income), net	37	137	15	(17)
Decrease in operating lease right-of-use assets	3,292	4,755	1,093	1,198
Decrease in operating lease liabilities	(133)	(3,931)	(555)	(496)
Increase in trade receivables, net	(10,373)	(6,014)	(7,237)	(2,247)
Increase in other receivables and prepaid expenses	(6,464)	(2,704)	(2,020)	(2,939)
Decrease in inventories	7,261	10,119	2,285	4,172
Increase (decrease) in trade payables	2,761	(2,077)	2,674	377
Increase (decrease) in other payables and accrued expenses	7,027	(594)	277	1,011
Increase in deferred revenues	6,471	1,631	2,256	266
Net cash provided by (used in) operating activities	25,236	19,942	4,054	7,852
Cash flows from investing activities:
Proceeds from short-term deposits	(23)	10	(5)	4
Proceeds from financial investment	243	76	65	29
Proceeds from redemption of marketable securities	5,200	3,450	2,000	-
Proceeds from sales of marketable securities	-	9,991	-	9,991
Purchase of financial investments	(442)	(675)	-	(675)
Purchase of property and equipment	(4,830)	(20,768)	(1,571)	(5,505)
Net cash provided by (used in) investing activities	148	(7,916)	489	3,844

AudioCodes Reports Third Quarter 2025 Results	Page 9 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(24,514)	(8,340)	(12,696)	(3,586)
Cash dividends paid to shareholders	(10,934)	(10,896)	(5,608)	(5,443)
Proceeds from issuance of shares upon exercise of options	240	186	67	6
Net cash used in financing activities	(35,208)	(19,050)	(18,237)	(9,023)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,824)	(7,025)	(13,694)	2,672
Cash, cash equivalents and restricted cash at beginning of period	58,749	30,546	62,619	20,849
Cash, cash equivalents and restricted cash at end of period	$48,925	$23,522	$48,925	$23,522

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